VEON appoints Burak Ozer as Group Chief Financial Officer Dubai, 9 January 2025: VEON Ltd. (Nasdaq: VEON), a global digital operator (“VEON” or the “Group”), today announces the appointment of Burak Ozer as Group Chief Financial Officer (Group CFO), effective 9 January 2025. Burak will succeed Joop Brakenhoff, who will continue to serve VEON as an Advisor to the Group CEO. Burak brings over 27 years of extensive international experience within the finance sector. Burak started his career with Xerox where he held a number of key financial positions in the USA and the UK in addition to serving as the General Manager of Xerox Turkey. More recently Burak has held the position of Chief Financial Officer within the global Digital Transformation, IT Solutions & Cybersecurity space. Commenting on the appointment, VEON Group CEO Kaan Terzioglu said: “I warmly welcome Burak to the VEON Leadership Team. His vast international experience and proven track record will be invaluable to VEON as we re-align our positioning to the exciting frontier markets that we serve. I would also like to thank Joop and express my gratitude for his many years of service to VEON. We look forward to working with him in his advisory capacity, where he will continue to serve VEON with his valuable expertise.” Burak Ozer said: “I am excited to join VEON as the Group Chief Financial Officer at a pivotal moment of growth and innovation for the company. I look forward to being a part of the team that will continue to drive VEON’s growth, ensuring a robust financial position with strong financial governance as VEON evolves to serve some of the world’s most exciting markets with connectivity, financial services, entertainment, education, healthcare and more.”

About VEON VEON is a digital operator that provides converged connectivity and digital services to nearly 160 million customers. Operating across six countries that are home to more than 7% of the world’s population, VEON is transforming lives through technology-driven services that empower individuals and drive economic growth. VEON is listed on NASDAQ. For more information visit: www.veon.com Disclaimer This release contains “forward-looking statements”, as the phrase is defined in Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Forward-looking statements are not historical facts, and include statements relating to, among other things, VEON’s corporate strategy, growth expectations and management structure. Forward- looking statements are inherently subject to risks and uncertainties, many of which VEON cannot predict with accuracy and some of which VEON might not even anticipate. forward-looking statements contained in this release speak only as of the date of this release. VEON does not undertake to publicly update, except as required by U.S. federal securities laws, any forward-looking statement to reflect events or circumstances after such dates or to reflect the occurrence of unanticipated events. Contact Information Hande Asik Group Director of Communications pr@veon.com